April 19, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	Proofpoint, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 19, 2012 File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), we are transmitting herewith Amendment No. 6 (the "Amendment") to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "Registration Statement"). The Company is filing the Amendment in order to add disclosure regarding "public" vs. "private" company reporting.

United States Securities and Exchange Commission
April 19, 2012

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,
FENWICK & WEST LLP
/s/ Jeffrey Vetter
Jeffrey Vetter

Enclosures

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Matthew P. Quilter, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.